Exhibit 99.1

PENN WEST ANNOUNCES CONFERENCE CALL DETAILS

TO DISCUSS ITS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED

DECEMBER 31, 2013 AND 2013 RESERVES

FOR IMMEDIATE RELEASE, February 27, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “Company”) is expected to release its fourth quarter and year-end 2013 financial and operating results on Friday, March 7, 2014 before North American markets open. The audited financial statements and related management’s discussion and analysis, Annual Information Form and Annual Report on Form 40-F are expected to be available on the website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on or about March 10, 2014.

A presentation will accompany the conference call and will be available via the webcast. Alternatively, the presentation will be made available immediately prior to the conference call start time of 9:00am MST on Penn West’s website at: http://www.pennwest.com/investors/presentations-webcasts

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Friday, March 7, 2014. The duration of the conference call is expected to be approximately 30 minutes.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL: http://event.on24.com/r.htm?e=754668&s=1&k=EBF7E3EFF18CA391A6490D4CEB866F66

A digital recording will be available for replay two hours after the call’s completion, and will remain available until March 21, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 2959082, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com